EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 29, 2002
Fixed charges:
Interest expense	$164
Distributions on preferred securities of subsidiary trusts, net of income taxes	13
Estimated interest portion of rents	17
Total fixed charges	$194

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$267
Fixed charges *	181
Adjusted income	$448

Ratio of income to fixed charges	2.31

*  Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes.